[redacted] PE 2/7/2014

DC

Act: 1934
Section: 15d
Rule:
Public Availability: 2/10/2014

14005242

NO ACT

February 10, 2014

Received SEC

FEB 10 2014

Washington, DC 20549

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Provident Community Bancshares, Inc.
Incoming letter dated February 7, 2014

Based on the facts presented, the Division will not object if Provident stops filing periodic and current reports under the Exchange Act after: (1) Provident has filed a Form 15 to suspend its reporting obligation under Section 15(d) of the Exchange Act; and (2) 90 days lapse after the filing of the Form 15 to terminate the registration of its common stock under Section 12(g) of the Exchange Act. In reaching this position, we note that Provident has filed post-effective amendments removing from registration unsold securities under its effective Registration Statements, and such post-effective amendments are effective. We assume that, consistent with the representations made in your letter, Provident will file a certificate on Form 15, which will indicate that Provident is suspending its Section 15(d) reporting obligation pursuant to Exchange Act Rule 12h-3(b)(1)(i), as permitted pursuant to the no-action relief provided in this response.

This position is based on the representations made to the Division in your letter. Any different facts or conditions might require the Division to reach a different conclusion. Further, this response expresses the Division's position on enforcement action only and does not express any legal conclusion on the question presented.

Sincerely,

Carolyn Sherman
Special Counsel

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

February 10, 2014

Mail Stop 4561

Aaron M. Kaslow
Kilpatrick Townsend & Stockton LLP
607 14th Street, N.W., Suite 900
Washington, DC 20005-2018

Re: Provident Community Bancshares, Inc.

Dear Mr. Kaslow:

In regard to your letter of February 7, 2014, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Jonathan A. Ingram
Acting Chief Counsel

KILPATRICK
TOWNSEND
ATTORNEYS AT LAW

KILPATRICK TOWNSEND & STOCKTON LLP
www.kilpatricktownsend.com

Suite 900 607 14th St., NW
Washington DC 20005-2018
t 202 508 5800 f 202 508 5858
www.KilpatrickTownsend.com

direct dial 202 508 5825
direct fax 202 604 5600
akaslow@KilpatrickTownsend.com

February 7, 2014

Section 15(d) of the Securities Exchange Act of 1934
Rule 12h-3 under the Securities Exchange Act of 1934

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

**Re: Provident Community Bancshares, Inc. (Commission File No. 033-80808)
Request for No-Action Letter**

Dear Office of Chief Counsel:

On behalf of our client, Provident Community Bancshares, Inc., a Delaware corporation (the "Company"), we hereby request that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") confirm that it concurs with the Company's view that the Company should not be precluded from using Rule 12h-3 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to suspend its duty to file with the Commission current and periodic reports required by Section 15(d) of the Exchange Act and the rules and regulations promulgated thereunder, notwithstanding the fact that the Company does not meet the shareholder threshold set forth in Rule 12h-3(b)(1)(i), and would otherwise not be eligible to rely on Rule 12h-3 due to the effectiveness of its Registration Statements, as defined below, during the 2013 fiscal year as a result of the filing of the Company's Form 10-K for the fiscal year ended December 31, 2012, which had the effect of updating the Registration Statements pursuant to Section 10(a)(3) of the Securities Act of 1933, as amended (the "Securities Act").

Subject to the Staff's concurrence with the request set forth in this letter, the Company intends to file a Form 15 pursuant to Rule 12h-3 of the Exchange Act to suspend its reporting obligation under Section 15(d) of the Exchange Act promptly after the effectiveness of the deregistration of the Company's common stock under Section 12(g) of the Exchange Act, and prior to March 31, 2014, which is the date on which the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2013 would otherwise be due.

On December 23, 2013, the Company filed a Form 15 with the Commission to deregister its common stock, par value $0.01 per share ("Common Stock"), under Section 12(g) of the Exchange Act. As of December 23, 2013, there were 1,790,599 shares of Company Common Stock outstanding, which were held by 652 shareholders of record. Although the Company did not meet the shareholder threshold set forth in Rule 12g-4(a)(1), the Company relied on Section 12(g)(4) of the Exchange Act, as amended by Section 601 of the Jumpstart Our Business Startups Act, to terminate its duty to file reports under Section 13(a) of the Exchange Act.[1] The JOBS Act amended Section 12(g) and Section 15(d) of the Exchange Act to increase the holders of record threshold for deregistration and suspension of the duty to file reports for banks and bank holding companies from 300 to 1200 record holders. The termination of the Company's reporting obligations under Section 13(a) of the Exchange Act, which will occur upon termination of the Company's Section 12(g) registration, will automatically revive the Company's reporting obligations under Section 15(d).

The information in this letter regarding the Company has been provided to us by the Company. The Company has authorized us to make the statements set forth in this letter on its behalf. The Company is current in its filing obligations under the Exchange Act through the date of this letter and has made all required filings during the past three fiscal years. The Company will continue to make all required filings with the Commission until the later of (i) March 23, 2014 (which is 90 days after the date on which the Company filed its Form 15 with the Commission to deregister its Common Stock under Section 12(g)(4)) and (ii) subject to the Staff's concurrence with the request set forth in this letter, the Company's filing of a subsequent Form 15 pursuant to Rule 12h-3(b)(1)(i) to suspend its reporting obligations under Section 15(d).

Background

The Company is the holding company for Provident Community Bank, N.A., a national banking association (the "Bank"). The Company is a registered bank holding company under the Bank Holding Company Act of 1956, as amended.

The Company acquired all of the outstanding shares of the Bank's common stock on November 9, 1994 upon the effectiveness of an Agreement and Plan of Reorganization between the Company and the Bank pursuant to which each outstanding share of common stock of the Bank was automatically exchanged for and converted into one share of the Company's Common Stock. The share exchange was registered on a registration statement on Form S-4 (File No. 33-80808).

The Bank was formed as a mutual savings and loan association in 1934 and converted to stock form on February 29, 1988. On July 26, 2003, the Bank converted from a federal savings association to a national bank. Prior to November 9, 1994, the Bank's common stock was

[1] As discussed in "Frequently Asked Questions on Changes to the Requirements for Exchange Act Registration and Deregistration" dated April 11, 2012 issued by the Division of Corporation Finance (the "JOBS Act Guidance"), Form 15 has not yet been amended to reflect the JOBS Act amendments to Section 12(g)(4) or Section 15(d). As advised in the JOBS Act Guidance, the Company's Form 15 filing to terminate its Section 12(g) registration included an explanatory note that the Company was relying on Section 12(g)(4) of the Exchange Act, as amended by the JOBS Act, to terminate its Section 12(g) registration.

registered under Section 12(g) of the Exchange Act, and the Bank filed Exchange Act reports and other required filings with the Office of Thrift Supervision (and its predecessor, the Federal Home Loan Bank Board), in accordance with the provisions of Section 12(i)(2) of the Exchange Act. As a result of the share exchange, the Company succeeded to the registration of the Bank under Section 12(g) of the Exchange Act, in accordance with the provisions of Rule 12g-3(a) promulgated under the Exchange Act. The Company filed a Form 8-K on November 15, 1994 pursuant to Rule 12g-3(f) to disclose that the Company's Common Stock was deemed to be registered under Section 12(g) of the Exchange Act.

On July 10, 1998, the Company listed its Common Stock on the NASDAQ SmallCap Market. By virtue of the Nasdaq Stock Market LLC ("Nasdaq") becoming a national securities exchange under Section 6(a) of the Exchange Act in 2006 and the Commission Order in Exchange Act Release No. 34-54240, the Company's Common Stock was automatically registered under Section 12(b) of the Exchange Act on August 1, 2006.

On December 2, 2011, Nasdaq filed a Form 25 to remove from listing the Common Stock of the Company, effective at the opening of the trading session on December 12, 2011. Based on review of information provided by the Company, Nasdaq staff determined that the Company no longer qualified for listing pursuant to Listing Rule 5550(a)(2), which requires maintenance of a minimum bid price of $1.00 per share. The Company was notified of the Nasdaq staff's determination on October 25, 2011. The Company did not appeal the determination, and the Nasdaq staff determination to delist the Company became final on November 3, 2011. As a result of the filing of the Form 25, the Company's Common Stock ceased to be registered under Section 12(b) of the Exchange Act. By operation of Rule 12d2-2(d) under the Exchange Act, the Company was required to continue filing its Section 13(a) reports pursuant to Section 12(g) of the Exchange Act.

As of the date of this letter, the Company's Common Stock is quoted on the OTC Bulletin Board operated by OTC Market Group, Inc. under the symbol "PCBS".

The Company Common Stock is the only class of securities of the Company registered or required to be registered under Section 12 of the Exchange Act, or subject to the requirements of Section 15(d) of the Exchange Act.

The Company is a "smaller reporting company" as defined in Rule 12b-2 promulgated under the Exchange Act, and as of September 30, 2013 had total assets of approximately $333 million and shareholders' equity of approximately $3 million. The Bank is the principal operating subsidiary of the Company, operating out of offices in the Upstate region of South Carolina. The Company also has two subsidiary trusts, which were established to issue trust preferred securities in private transactions. The principal offices of the Company are located at 2700 Celanese Road, Rock Hill, South Carolina.

On March 13, 2009, the Company entered into an agreement with the United States Department of the Treasury ("U.S. Treasury"), pursuant to which the Company issued and sold 9,266 shares of the Company's Fixed Rate Cumulative Preferred Stock, Series A (the "Preferred Stock") to the U.S. Treasury in a private placement exempt from registration under the Securities

Act. The Company also issued a warrant to purchase 178,880 shares of its Common Stock. As of the date of this letter, the Preferred Stock, which class of securities is not registered under the Exchange Act, and the Common Stock warrant are held by the U.S. Treasury.

The Common Stock and the Preferred Stock are the only classes of equity securities of the Company outstanding. Additionally, there are options to acquire 19,000 shares of Common Stock outstanding under the Company's equity incentive plans held by an aggregate of 15 persons. The Company does not have any publicly issued debt securities. The Company has issued an aggregate of $12,372,000 of floating rate junior subordinated deferrable interest debentures to two trusts, which issued $12,000,000 aggregate liquidation amount of the trusts' preferred securities in a private transaction. All of the common securities of the trusts are held by the Company. The obligations of the Company with respect to the trusts' preferred securities constitute a full and unconditional guarantee by the Company of the trusts' obligations with respect to the trust preferred securities to the extent set forth in the related guarantee.

The Company does not have any obligation under any contract, including under the Securities Purchase Agreement related to the Preferred Stock, the indentures related to the floating rate junior subordinated deferrable interest debentures or the Amended and Restated Declaration of Trust relating to the trust preferred securities, to file periodic or current reports with the Commission, to maintain its registration under Section 12(g) or to maintain its filing obligation under Section 15(d), and it will not make such filings voluntarily or otherwise.

The Company has filed the following registration statements under the Securities Act (collectively, the "Registration Statements"), each of which are discussed below:

Form Type	File No.	Date Filed
S-4	33-80808	June 29, 1994
S-8	333-3628	April 17, 1996
S-3	333-35319	September 10, 1997
S-4	333-86329	September 1, 1999
S-8	333-56386	March 1, 2001
S-8	333-136395	August 8, 2006

On June 29, 1994, the Company filed a registration statement on Form S-4 (File No. 33-80808) with the Commission. The Form S-4 registered 430,533 shares of Common Stock for issuance in exchange for the outstanding shares of the Bank pursuant to the terms of an Agreement and Plan of Reorganization in connection with the Company becoming the holding company for the Bank. The holding company reorganization was completed on November 9, 1994 and no shares have been issued pursuant to the Agreement and Plan of Reorganization or under the Form S-4 since that date. On January 2, 2014, the Company filed Post-Effective Amendment No. 1 to the Form S-4, removing from registration all of the unissued or unsold shares of Common Stock under the Agreement and Plan of Reorganization. Such Post-Effective Amendment was declared effective on January 3, 2014.

On April 17, 1996, the Company filed a registration statement on Form S-8 (File No. 333-3628) with the Commission. The Form S-8 registered 74,692 shares of Common Stock (subsequently adjusted to 117,339 shares as a result of subsequent stock splits and dividends) authorized for issuance pursuant to the Company's 1987 Stock Option Plan[2] and 1995 Stock Option Plan. No stock options were granted or exercised during 2013 or during 2014 prior to deregistering the unsold shares under the 1987 Stock Option Plan or the 1995 Stock Option Plan. On January 2, 2014, the Company filed Post-Effective Amendment No. 1 to the Form S-8, removing from registration all of the unissued or unsold shares of Common Stock under the 1987 Stock Option Plan and the 1995 Stock Option Plan. Such Post-Effective Amendment was effective immediately in accordance with the provisions of Rule 462 under the Securities Act.

On September 10, 1997, the Company filed a registration statement on Form S-3 (File No. 333-35319) with the Commission. The Form S-3 originally registered 150,000 shares of Common Stock (subsequently adjusted to 236,250 shares as a result of subsequent stock splits and dividends) for the Company's Dividend Reinvestment and Stock Purchase Plan. The Form S-3 was updated by post-effective amendments filed with the Commission on February 11, 2000 and September 1, 2004 (as well as pursuant to the filing of its Annual Report on Form 10-K pursuant to Securities Act Section 10(a)(3)). On January 2, 2014, the Company filed Post-Effective Amendment No. 3 to the Form S-3, removing from registration all of the unissued or unsold shares of Common Stock under the Dividend Reinvestment Plan. Such Post-Effective Amendment was effective immediately in accordance with the provisions of Rule 462 under the Securities Act. The Company did not issue or pay any dividends in 2013 or 2014 through the date of this letter, and no shares of Common Stock were issued or sold under the Dividend Reinvestment Plan during 2013 or during 2014 prior to deregistering the unsold shares and through the date of this letter.

On September 1, 1999, the Company filed a registration statement on Form S-4 (File No. 333-86329) with the Commission. The Form S-4 registered 582,384 shares of Common Stock for issuance in connection with the acquisition of South Carolina Community Bancshares, Inc. pursuant to an Agreement and Plan of Merger. The acquisition of South Carolina Community Bancshares, Inc. was completed on November 12, 1999 and no shares have been issued pursuant to the Agreement and Plan of Merger or under the Form S-4 since that date. On January 2, 2014, the Company filed Post-Effective Amendment No. 1 to the Form S-4, removing from registration all of the unissued or unsold shares of Common Stock under the Agreement and Plan of Merger. Such Post-Effective Amendment was declared effective on January 3, 2014.

On March 1, 2001, the Company filed a registration statement on Form S-8 (File No. 333-56386) with the Commission. The Form S-8 registered 125,000 shares of Common Stock authorized for issuance pursuant to the Company's 2001 Stock Option Plan. No stock options were granted or exercised during 2013 or during 2014 prior to deregistering the unsold shares

[2] The 1987 Stock Option Plan was originally a plan of the Bank and was assumed by the Company in connection with the holding company reorganization.

under the 2001 Stock Option Plan. On January 2, 2014, the Company filed Post-Effective Amendment No. 1 to the Form S-8, removing from registration all of the unissued or unsold shares of Common Stock under the 2001 Stock Option Plan. Such Post-Effective Amendment was effective immediately in accordance with the provisions of Rule 462 under the Securities Act.

On August 8, 2006, the Company filed a registration statement on Form S-8 (File No. 333-136395) with the Commission. The Form S-8 registered 150,000 shares of Company Common Stock authorized for issuance pursuant to the Provident Community Bancshares, Inc. 2006 Equity Incentive Plan. No options were granted or exercised and no shares of restricted stock or other awards were issued during 2013 or during 2014 prior to deregistering the unsold shares under the 2006 Equity Incentive Plan.[3] On January 2, 2014, the Company filed Post-Effective Amendment No. 1 to the Form S-8, removing from registration all of the unissued or unsold shares of Common Stock under the 2006 Equity Incentive Plan. Such Post-Effective Amendment was effective immediately in accordance with the provisions of Rule 462 under the Securities Act. As of the date of this letter, there were no unvested shares of restricted stock outstanding that had been granted under the 2006 Equity Incentive Plan and there were outstanding options to acquire 19,000 shares of Company Common Stock held by 15 persons.

Until the effectiveness of the Form 15 filed to deregister the Common Stock under Section 12(g) and the effectiveness of the suspension of the of the Company's Section 15(d) reporting obligation, the Company will not permit the exercise of any outstanding options unless an available exemption from registration exists.[4]

The Registration Statements listed above are the only registration statements filed by the Company. The Company had no other registration statements that were on file with the Commission which had unsold securities at the time the Company filed its Form 10-K for the fiscal year ended December 31, 2012.

As noted above, on December 23, 2013, the Company filed a Form 15 to deregister the Common Stock under Section 12(g) of the Exchange Act. Deregistration of the Company's Common Stock under Section 12(g) will be effective 90 days after the Company's Form 15 filing, which is March 23, 2014.

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[3] After the Company ceases to be a reporting company, Rule 701 under the Securities Act will permit the Company to award and issue securities under its written compensatory benefit plans. The Company has advised us that, after the filing of the Form 15, it intends to comply with all requirements applicable to it to ensure that the award and issuance of securities under its written compensatory benefit plans will be made in accordance with Rule 701. Rule 701 exempts from the registration requirements of the Securities Act certain offers and sales of securities made under the terms of written compensatory benefit plans by an issuer not subject to the reporting requirements of the Exchange Act. Upon effectiveness of the Company's Form 15 filing to suspend is Section 15(d) obligations, the Company will become eligible to rely upon the exemption under Rule 701. Securities issued under Rule 701 will be "restricted securities" as defined in Rule 144 under the Securities Act. The Company acknowledges, and will advise all of its option holders and future award recipients that the resale of shares acquired upon the exercise of such options may only be conducted pursuant to an effective registration statement under the Securities Act or pursuant to an exemption from registration under the Securities Act. See, e.g., Mango Capital, Inc. (available March 28, 2012).

[4] The Company acknowledges, as noted above, that Rule 701 will be unavailable until its reporting obligations under Section 15(d) have been suspended.

The termination of the Company's reporting obligations under Section 13(a) of the Exchange Act, which will occur upon termination of the Company's Section 12(g) registration, will automatically revive the Company's reporting obligations under Section 15(d). Under Section 15(d), the obligation to file Exchange Act reports is automatically suspended as to any fiscal year, other than the fiscal year within which a registration statement became effective, if, at the beginning of such fiscal year, the securities of each class to which the registration statement relates are held of record by less than 1,200 persons, in the case of a bank or bank holding company. As the Company's Annual Report on Form 10-K for the year ended December 31, 2012, filed with the Commission on April 1, 2013, updated the Company's Registration Statements pursuant to Section 10(a)(3) of the Securities Act, the Company may not avail itself of such suspension pursuant to the terms of Section 15(d).

In the JOBS Act Guidance, the Staff notes that, if a bank holding company with a class of security held of record by less than 1,200 persons as of the first day of the current fiscal year has a registration statement that is updated during the current fiscal year pursuant to Section 10(a)(3) of the Securities Act, but under which no sales have been made during the current fiscal year, the bank holding company may be eligible to seek no-action relief to suspend its Section 15(d) reporting obligation.

Subject to obtaining the relief requested in this letter, the Company intends to file a second Form 15 to suspend its reporting obligations under Section 15(d) prior to March 31, 2014, the filing deadline for the Company's Form 10-K for the fiscal year ended December 31, 2013.[5]

Discussion

Management is concerned with the continued costs of compliance with the Company's filing requirements under the Exchange Act. Management determined that the Company and its stockholders receive little benefit from being a public reporting company given its small size and the limited trading in the Company's Common Stock. After careful consideration, the Company's board of directors concluded that the benefits of remaining a public reporting company were outweighed by the burdens and expenses required for continued compliance.

As noted above, the Company filed a Form 15 on December 23, 2013 to take advantage of the higher deregistration thresholds provided by the JOBS Act. The Company expects deregistration to provide substantial cost savings in the form of reduced audit, legal and filing expenses and other costs related to complying with the Exchange Act. Pursuant to Section 12(g)(4) of the Exchange Act, the Company's Section 12(g) registration will be terminated 90 days after filing (March 23, 2014), or such shorter period as determined by the Commission. However, unless the Staff grants no-action relief in response to this request, the Company would be required to continue to file Exchange Act reports under Section 15(d) for the entire 2014

[5] Assuming that the relief requested hereby is granted, the Company will include an explanatory note in its Form 15 filing to suspend its Section 15(d) reporting obligations that the suspension of such reporting obligations is pursuant to Rule 12h-3(b)(1)(i) and the no-action relief provided by the Staff.

fiscal year, including its Annual Report on Form 10-K for the fiscal year ended December 31, 2013.

The language of Rule 12h-3, as currently in effect, suggests that the Company could not suspend its reporting obligations under Section 15(d) for the fiscal year 2013 despite the fact that the Section 15(d), as amended by the JOBS Act, suggests that the Company's reporting obligations would automatically be suspended for the fiscal year beginning January 1, 2013, if it had fewer than 1,200 shareholders as of that date. Rule 12h-3(a) provides that, subject to the provisions of paragraphs (c) and (d) of the rule, the duty under Section 15(d) to file reports with respect to a class of securities specified in Rule 12h-3(b) shall be suspended immediately upon the filing of a Form 15 if the issuer has filed all reports required by Section 13(a) of the Exchange Act for its most recent three fiscal years and the portion of the current year preceding the filing of the Form 15. However, Rule 12h-3(b) provides that, for issuers like the Company with more than $10 million in assets, only securities held of record by less than 300 persons are eligible for the suspension provided under Rule 12h-3(a). Furthermore, Rule 12h-3(c) states that the relief provided under Rule 12h-3 is not available for any class of securities for a fiscal year in which a registration statement relating to that class of securities becomes effective under the Securities Act or is required to be updated for purposes of Section 10(a)(3) of the Securities Act through an issuer's Exchange Act filings.

The Company has filed all periodic reports and other materials required under Section 13(a) of the Exchange Act for its most recent three fiscal years and its current fiscal year to date. However, because Rule 12h-3 has not yet been amended to reflect the increased Section 15(d) ownership thresholds effected pursuant to the JOBS Act and the Company has approximately 652 shareholders of record as of the date of this letter, a literal reading of Rule 12h-3(b) would prevent the Company from suspending its duty under Section 15(d) to file the reports required by Section 13(a). The Company believes that the amendments to Section 15(d) effected by the JOBS Act demonstrates the determination by Congress that bank holding companies with fewer than 1,200 shareholders of record should not be subject to the financial and administrative burden of Exchange Act reporting. As such, the grant of the requested relief to permit the Company to rely on the higher threshold would be consistent with Congressional intent and the interests of investors.

Because the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2012 had the technical effect of updating the Company's registration statements, absent the no-action relief requested hereby, Rule 12h-3(c) would prevent the Company from suspending its duty under Section 15(d) to file reports required by Section 13(a) of the Exchange Act. No sales were made pursuant to the Registration Statements during 2013 or during 2014 prior to the effectiveness of the post-effective amendments to the Registration Statements to deregister unsold shares or through the date of this letter.

The JOBS Act Guidance states that if a bank holding company with a class of security held of record by less than 1,200 persons as of the first day of the current fiscal year has a registration statement that is updated during the current fiscal year pursuant to Securities Act Section 10(a)(3), but under which no sales have been made during the current fiscal year, the bank holding company may be eligible to seek no-action relief to suspend its Section 15(d) reporting obligation. The Staff has granted no-action relief under Rule 12h-3 permitting issuers to file a Form 15 despite the fact that such issuers had effective registration statements which had been automatically updated during the current fiscal year. See, e.g., Oak Ridge Financial Services, Inc. (available September, 2013); Frederick County Bancorp, Inc. (available June, 2013); Croghan Bancshares, Inc. (available March, 2013); Birmingham-Bloomfield Bancshares, Inc. (available January, 2013); and Mid-Wisconsin Financial Services, Inc. (available December, 2012).

The Commission stated that the purposes of current and periodic reporting under Section 15(d) is "to assure a stream of current information about an issuer for the benefit of purchasers in the registered offering, and for the public, in situations where Section 13 of the Exchange Act would not otherwise apply" and that this "limitation is in keeping with the philosophy reflected in Section 15(d) of the Exchange Act that generally the investing public should have available complete information about the issuer's activities at least through the end of the year in which it makes a registered offering." *See* Exchange Act Release No. 34-20263 (October 5, 1983) (the "Proposing Release"). The Company submits that if the purpose of Section 15(d)(1) is to give the investing public complete information about the issuer's activities through the end of the year in which the issuer makes an offering, requiring the Company to continue to report would not further that purpose since no sales have occurred under the Company's registration statements during 2013.

In its Proposing Release, the Commission acknowledged that Congress recognized, with respect to Section 15(d) of the Exchange Act, that the benefits of current and periodic reporting by an issuer may not always be commensurate with the financial and administrative burdens imposed, particularly where smaller companies with a small number of public stockholders are involved. The continued preparation of current and periodic reports would impose a financial burden on the Company and would involve significant management efforts. Such burdens and efforts are disproportionate to the benefits to be derived given the limited trading activity in the Company's Common Stock.

The Company acknowledges that after it ceases to be a reporting company, if on the first day of any subsequent fiscal year there are more than 1,200 holders of record of its Common Stock, the suspension of reporting obligations under Section 15(d) of the Exchange Act will lapse, and the Company will be required to resume periodic and current reporting under Section 15(d).

The Company further represents that, at the time it files its Form 15 to suspend its reporting obligations under Section 15(d), it will have fewer than 1,200 shareholders of record, and it will have filed with the Commission all reports required by Section 13(a) of the Exchange Act prior to such date.

Notwithstanding the withdrawal and termination of the registration statements for the Company's existing stock incentive plans, the current and future holders of options issued pursuant to such plans will not be disadvantaged by the absence of current and periodic reports under the Exchange Act. The holders of existing options are current officers, employees and directors of the Company. Such officers, employees and directors have access to information about the Company, and have the ability to ask questions of the Company's executive officers before making a decision to exercise any options. After the Company ceases to be a reporting company, the issuance of securities pursuant to the employee stock incentive plans will comply with Rule 701 of the Securities Act. Rule 701 exempts from the registration requirement under the Securities Act certain offers and sales of securities made under the terms of compensatory benefit plans and contracts relating to compensation by an issuer not subject to the reporting requirements of the Exchange Act. The Company's incentive plans satisfy the eligibility requirement of Rule 701, and upon the effectiveness of the Form 15 certification, the Company will become eligible as an issuer to utilize the exemption under Rule 701. *See* NewCity Communications, Inc. (available October 6, 1988). Securities issued under Rule 701 will be restricted securities as defined in Rule 144, as provided by Rule 701(g). The Company acknowledges, and will advise all of its option holders that shares acquired upon the exercise of such options may only be resold pursuant to an effective registration statement under the Securities Act or pursuant to an exemption from registration under the Securities Act. *See, e.g.,* I.C. Isaacs & Company, Inc. (available August 13, 2008); Planet Technologies, Inc. (available February 7, 2008).

Conclusion

For the reasons outlined above, we respectfully request that the Staff confirm that it concurs with the Company's view that it should not be precluded the Company from using Rule 12h-3 to suspend the Company's obligation to file with the Commission the current and periodic reports required by Section 15(d) of the Exchange Act.

Subject to the Staff's concurrence with the request stated in this letter, the Company intends to file a Form 15 pursuant to Rule 12h-3(b)(1)(i) to suspend its reporting obligations under Section 15(d) following the end of the 90-day period established by the filing by the Company of the Form 15 to deregister the Common Stock under Section 12(g)(4). The Company acknowledges that it will be required to continue filing, and will continue to file, all required reports until the later of: (i) March 23, 2014 (90 days from the date of the Company's initial Form 15 filing with the Commission to deregister the Common Stock under Section 12(g)(4)); or (ii) subject to the Staff's concurrence with the requests set forth in this letter, the Company's filing of a subsequent Form 15 pursuant to Rule 12h-3(b)(l)(i) to suspend its reporting obligations under Section 15(d).

We appreciate your assistance in this matter. If you have any questions or require any additional information, please contact me at (202) 508-5825 or by return e-mail.

Very truly yours,

Aaron M. Kaslow

cc: Dwight V. Neese, Provident Community Bancshares, Inc.

Scott A. Brown, Kilpatrick Townsend & Stockton LLP